OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 11

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.   Two  )*

Firstgold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33765W 10 5

(CUSIP Number)

A. Scott Dockter,
3108 Ponte Morino Drive, Suite 210,
Cameron Park, CA 95682
  (530) 677-5974

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

• The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746
(3-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  33765W 10 5

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
A. Scott Dockter
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 11,699,487
8. Shared Voting Power: 2,840,000
9. Sole Dispositive Power: 11,699,487
10. Shared Dispositive Power: 2,840,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
14,539,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 10.6%
14. Type of Reporting Person (See Instructions): IN

Item1.	Security and Issuer

Common Stock
Firstgold Corp

Item 2.	Identity and Background

(a)
A. Scott Dockter beneficially owns all of  the shares listed except for 2,840,000 shares and warrants which are held by ASDi, LLC which is a California limited liability company of which A. Scott Dockter is majority owner and sole manager

(b)	The address of both Mr. Dockter and ASDi, LLC is 3108 Ponte Morino Drive, Suite 210, Cameron Park, CA 95682.

(c)	A. Scott Dockter is the sole manager of ASDi, LLC and is the Chief Operating Officer of the Issuer.

(d)	N/A

(e)
Reporting person has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of the United States

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

To reflect the sale of Firstgold common stock owned by ASDi, LLC and the transfer of warrants owned by Mr. Dockter. The transfer of warrants was done to facilitate the exercise of the warrants and the payment of the exercise price to Firstgold.

Item 5.	Interest in Securities of the Issuer

(a)	14,539,487 shares, 10.6% on a fully diluted basis

(b)
14,539,487 (Amount includes 750,000 shares issuable to Mr. Dockter under stock options and 5,326,946 shares issuable to Mr. Dockter under stock warrants).  Of this amount, the reporting person holds 2,840,000 shares through ASDi, LLC of which he is majority owner and sole manager.

(c)	On October 30, 2008, ASDi, LLC sold 560,000 shares of Firstgold common stock in a private transaction. On December 15, 2008 Mr. Dockter transferred 700,000 warrants.

(d)	ASDi, LLC, an entity owned and controlled by Mr. Dockter, received the proceeds from the sale of the shares and Mr. Dockter received the proceeds from the transfer of the warrants.

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.	Material to Be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 31, 2008

Signature:    /s/ A. Scott Dockter

Name/Title:    A. Scott Dockter, COO of Issuer and Sole Manager of ASDi, LLC.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall he typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)